UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated December 1, 2006
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305, 333-6436 AND 333-127265), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
•	Press Release dated November 7, 2006.

•	Press Release dated November 20, 2006.

•	Press Release dated November 28, 2006.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: December 1, 2006	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

FOR IMMEDIATE RELEASE
FuelCell Energy and Enbridge Announce Production of First Ultra-Efficient
Hybrid FuelCell Power Plant for Pipeline Applications
Enbridge orders 1.2 MW FuelCell Energy power plant
Hybrid fuel cell technology recovers energy from pipeline operations, increases electrical efficiency, reduces harmful greenhouse gas emissions
DANBURY, Conn., and CALGARY, Alberta — Nov. 7, 2006 — FuelCell Energy, Inc. (NasdaqNM:FCEL), a leading manufacturer of efficient electric power plants for commercial and industrial customers, and Enbridge Inc. (NYSE:ENB; TSX:ENB), a leader in energy transportation and distribution worldwide, today announced initiating production of the first multi-megawatt hybrid product, generating ultra-clean electricity while recovering energy normally lost during natural gas pipeline operations.
The new product, the Direct FuelCell-Energy Recovery Generation™ (DFC-ERG™) system, combines a 1.2 megawatt (MW) Direct FuelCell® (DFC®) power plant with a 1 MW unfired gas expansion turbine. Operating at natural gas pipeline letdown stations, the system generates 2.2 megawatts (MW) of ultra-clean electricity.
Engineering of the DFC-ERG system has been underway for more than a year. Enbridge has ordered FuelCell Energy’s new up-rated 1.2 megawatt DFC power plant to ensure product integration is complete in time to meet the needs in emerging markets like Ontario, Canada, and Connecticut, as well as other U.S. states.
To transport natural gas across the continent, natural gas pipelines operate at high pressures and considerable energy must be injected to achieve the pressures required. This high pressure must be reduced when the gas enters lower pressure systems that deliver gas to homes and businesses. Currently, there is no commercial use made of the energy that is lost at that stage. Additionally, when pressure is reduced, the gas cools. To ensure reliable pipeline operations, the cooling must be offset — by burning some gas in boilers, reheating the supply to an acceptable temperature.
With the new DFC-ERG system, high-pressure gas passes through a turbine, capturing some of the energy that was otherwise lost, and turns it into usable electricity. The integrated fuel cell also electrochemically converts some of the gas into low-impact, environmentally friendly electricity. Finally, heat normally generated by the fuel cell warms the gas to its proper distribution temperature — thus eliminating the boiler (and its emissions). The combined system can achieve electrical efficiencies over 60 percent, with low noise and virtually zero smog emissions.
“This first DFC-ERG will illustrate the benefits of DFC power plants in delivering unparalleled energy efficiency, which is extremely important in this climate of rising fuel prices,” said R. Daniel Brdar, FuelCell Energy’s President and Chief Executive Officer. “This system addresses a significant need, and opens new market opportunities for the company.”
Availability of the hybrid power plant is expected to be in the third calendar quarter of 2007. Enbridge’s research has identified 40-60 MW of opportunities for the DFC-ERG system in just one of its operating areas. The North American market represents another 200-300 MW, consisting of the half dozen U.S. states currently seeking to add fuel cells’ environmental attributes to their Renewable Portfolio Standards (RPS). These jurisdictions recognize that a portfolio of low-impact energy supplies, renewables and near-zero emission fossil fuel technologies can provide immediate and long-term benefits.

FuelCell Energy and Enbridge Announce Production of Hybrid Fuel Cell Power Plant	Page 2
Hybrid fuel cell power plants are uniquely positioned to generate electricity with low environmental impact and deliver it to wholesale grids like large wind farms. The state of Connecticut already offers a ready made contract path with its Project 100, and the province of Ontario is soon to release its Clean-Energy Standard Offer Program. Both initiatives are geared toward embedding ultra-clean generation sources to deliver electricity directly to the grid.
The DFC-ERG is particularly well-suited to these programs since the pipeline pressure reducing stations are inherently close to, or embedded within, urban centers — where the demand for clean electricity is the greatest.
“This is a prime example of how high-efficiency, near-zero emission technologies can play a meaningful role in meeting clean air and climate change objectives,” said Jim Schultz, Enbridge Senior Vice President, New Ventures. “Enbridge is a leader in the North American energy market, and we are excited to work with FuelCell Energy and our other vendor partners to commercialize this new innovative fuel cell plant, and to ensure gas utilities are part of the environmental solution for our society.”
The first production unit includes the participation of other vendor partners including Cryostar SAS, a global leader in radial in-flow turbines and low-carbon energy solutions, and SatCon Power Systems Canada, Ltd., a global leader of multi-megawatt, utility grade, power inverter solutions. Cryostar, a business unit of the BOC Group, recently was acquired by the Linde Group, a world leading industrial gases and engineering company with a presence in 70 countries and gas and engineering sales of approximately €12 billion.
About Enbridge Inc.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,900 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.
About FuelCell Energy, Inc.
FuelCell Energy develops and markets ultra-clean power plants that generate electricity with higher efficiency than distributed generation plants of similar size and with virtually no air pollution. Fuel cells produce base load electricity giving commercial and industrial customers greater control over their power generation economics, reliability and emissions. Emerging state, federal and international regulations to reduce harmful greenhouse gas emissions consider fuel cell power plants in the same environmentally friendly category as wind and solar energy sources — with the added advantages of running 24 hours a day and the capacity to be installed where wind turbines or solar panels often cannot. Headquartered in Danbury, Conn., FuelCell Energy services over 50 power plant sites around the globe that have generated more than 124 million kilowatt hours, and conducts R&D on next-generation fuel cell technologies to meet the world’s ever-increasing demand for ultra-clean distributed energy. For more information on the company, its products and its worldwide commercial distribution alliances, please see www.fuelcellenergy.com.
This news release contains forward-looking statements, including statements regarding the Company’s plans and expectations regarding the development and commercialization of its fuel cell technology. All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could cause such a difference include, without limitation, the risk that commercial field trials of the Company’s products will not occur when anticipated, general risks associated with product development, manufacturing, changes in the utility regulatory environment, potential volatility of energy prices, rapid technological change, and competition, as well as other risks set forth in the Company’s filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this press release. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

FuelCell Energy and Enbridge Announce Production of Hybrid Fuel Cell Power Plant	Page 3

Investors	Lisa Lettieri	203-830-7494

	FuelCell Energy, Inc.	llettieri@fce.com

	Bob Rahn	403-231-7398
	Enbridge Inc.	bob.rahn@enbridge.com

Media	Jack Jackson	781-898-9585 x715
	On-Message Public Relations	jack@on-message.com

	Jim Rennie	403-231-3931
	Enbridge Inc.	jim.rennie@enbridge.com

Enbridge and Hatch invest in N-Solv to construct
new oil sands technology pilot plant
CALGARY, Alberta, November 20, 2006 — Enbridge Inc. (TSX and NYSE: ENB) and Hatch Ltd. announced today that they have become minority equity owners in N-Solv Corporation, and proceeds from the investment will be used to develop an N-Solv pilot plant in the Alberta oil sands region. The plant is designed to demonstrate the commercial viability of N-Solv’s patented technology for extraction of in-situ oil sands reserves.
The N-Solv technology uses a solvent-based process to extract bitumen from in-situ reserves. N-Solv has the potential to reduce capital costs by up to 50% and reduce the energy costs by up to 85% compared with other in-situ processes such as steam-assisted gravity drainage (SAGD). In addition, the N-Solv process produces a higher quality and more valuable bitumen.
“We are extremely pleased to have the strong support of two significant industry leaders in Enbridge and Hatch as we move to the final stage of our demonstration process,” said John Nenniger, N-Solv Corporation President & CEO. “We believe that the N-Solv technology has the potential to significantly accelerate in-situ oil sands development through N-Solv’s substantially lower operating and capital costs compared with those of existing technologies.”
N-Solv is currently working with Japan Canada Oil Sands Ltd. (JACOS) on the design of the demonstration operation. Construction of the plant is expected to begin in 2007 on the Hangingstone property owned and operated by JACOS, and be operational with the N-Solv technology in the field by 2008. The demonstration plant will have a peak capacity of about 2,000 barrels per day of bitumen production.
Total capital and operating costs to construct the plant and demonstrate the technology are expected to be about $45 million.
“Enbridge is pleased to invest $15 million for a minority interest in N-Solv,” said Jim Schultz, Enbridge Senior Vice President, New Ventures. “This is a unique opportunity to invest in a technology that has the potential to be a cost-effective and eco-friendly process that can benefit a large number of our customers with in-situ properties. If successful, it might also lead to new pipeline infrastructure opportunities for Enbridge.”
“Hatch has a reputation for the successful scale-up of process technology, and the implementation of innovative solutions to technical challenges that we are pleased to bring to this project,” said Kurt Strobele, Hatch Ltd.’s Chairman & CEO. “Hatch has been involved in the development of similar extraction technologies for a number of years and is very pleased to have the opportunity to use our technical expertise and engineering resources to take the N-Solv technology to the field.”
N-Solv Corporation is a Calgary-based company that holds patents and patent applications for the extraction of bitumen from in-situ oil sands reserves using its unique solvent-based process. It is a private company owned by Nenniger Inc., Hatch and Enbridge.
Nenniger Inc. is a private holding company.

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,900 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.
Hatch is a leading global consulting, engineering, technologies, information systems, procurement, project and construction management, and start-up and commissioning firm. The employee-owned company is dedicated to three sectors: mining and metals; energy; and infrastructure. The business units and affiliates of the Hatch Group provide a full range of innovative process consulting, technology-driven solutions, technologies and business and technical consulting services through a network of 8,000 employees in 80 permanent offices on the six industrial continents. Programs and projects under management have an aggregate value in excess of US$20 billion. Fees for 2006 will exceed $1 billion.
Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although N-Solv, Hatch and Enbridge believe that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. While N-Solv, Hatch and Enbridge make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. N-Solv, Hatch and Enbridge assume no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION CONTACT:

N-Solv Corporation

John Nenniger
(403) 282-0659
Email: Nenniger-eng@shaw.ca

Enbridge Inc.

Jim Rennie	Bob Rahn
Media	Investment Community
(403) 231-3931	(403) 231-7398
Email: jim.rennie@enbridge.com	Email: bob.rahn@enbridge.com

Hatch Ltd.

Tom Reid
Direct: (905) 403 3733
Cell: (905) 599 3733
Email: tomreid@hatch.ca

NEWS RELEASE
Enbridge Gas Distribution announces Binding Open Season for Tecumseh Gas Storage Capacity
TORONTO, November 28, 2006 — Enbridge Gas Distribution today announced that it is conducting a binding open season for high deliverability natural gas storage service at its Tecumseh Gas Storage facility in southwestern Ontario.
The binding open season is for services totaling a maximum of 2,124,600 gigajoules (GJ), or approximately 2 billion cubic feet (BCF), of high deliverability storage capacity, including 10 or 20-day storage service with firm year-round withdrawal and injection levels.
“We are pleased that the Ontario Energy Board has recognized and accommodated a competitive market for new natural gas storage services,” said Lino Luison, Vice President, Enbridge Gas Distribution. “This will encourage development of new innovative storage services in Ontario and support the effective operation of new natural gas-fired power plants to help meet Ontario’s electricity needs.”
If Enbridge Gas Distribution determines through this open season that sufficient demand exists for its storage services, it will file appropriate applications to proceed with the necessary expansion of its Tecumseh Gas Storage facility. Enbridge Gas Distribution owns 92 BCF of underground gas storage facilities and rents additional storage for a total of 112 BCF under its operational control.
Information packages and bid forms will be available at www.enbridge.com/tecumseh. Inquiries regarding this open season storage offering can be directed to Yvonne Bansey at (519) 862-6026.
In order to be considered, all bids must be received by Enbridge by noon Eastern time on December 22, 2006. Bid forms should be faxed to:
Yvonne Bansey
“Tecumseh Open Season”
Fax: (519) 862-1168

Enbridge Gas Distribution has an almost 160-year history and is Canada’s largest natural gas distribution company. It delivers safe, reliable natural gas to about 1.8 million customers in many Ontario communities including Toronto, Ottawa, Barrie and Niagara Falls. Enbridge Gas Distribution is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution. Enbridge provides distribution services in Ontario, through Enbridge Gas Distribution, and in Quebec, New Brunswick and New York State. For more information about Enbridge Gas Distribution visit www.enbridge.com/gas.

Media Contact:
Lisa McCarney-Warus
Tel: (416) 495-5662
lisa.mccarney@enbridge.com